

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 9, 2010

Mr. XUE Taohai
Executive Director, Vice President
and Chief Financial Officer
China Mobile Limited
60th Floor, The Center
99 Queen's Road Central
Hong Kong, China

   RE: China Mobile Limited
      Form 20-F for the year ended December 31, 2009
      Filed June 7, 2010
      File No. 333-12222

Dear Mr. XUE Taohai:

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1. We note your disclosure on page 14 regarding the restrictions which affect your subsidiaries' ability to obtain sufficient foreign currencies to satisfy their foreign currency requirements or pay dividends to you. Please provide this disclosure in your liquidity section and the notes to your financial statements and discuss the nature and extent of these restrictions. Refer to paragraph 41(d) of IAS 27. In addition, tell us how you determined that it was not necessary for you to provide condensed parent company

financial information and other data in a financial statement schedule, in accordance with Rules 5-04 and 12-04 of Regulation S-X.

Item 7. Major Shareholders and Related Party Transactions

Leasing of TD-SCDMA Network Capacity, page 53

2. It appears in preparation for your 3G business that on December 29, 2008 you entered into a one year Network Capacity Leasing Agreement with your parent company CMCC. Please disclose this information in the notes to your financial statements. Your disclosure should also discuss the nature of the lease and how you account for these specific leasing arrangements.   Please provide us with your proposed disclosures.

Consolidated balance sheet, page F-5

3. We note based on your disclosure on page F-55 that a large majority of bank deposits relate to a performance bond that "was issued to secure the due performance of CMHK in respect of the network coverage by March 31, 2014." In addition you state that the pledged deposit is renewed annually throughout the five-year period of the performance bond. In this regard it appears that in substance the deposits will remain in the bank for five years until the performance bond expires. Please tell us why these deposits with banks are recorded as current assets. Refer to your basis in accounting literature.

Other operating expenses, page F-30

4. It appears that your line item selling and promotion is material to your consolidated statement of comprehensive income. Please consider presenting this line item separately on the face of your statement of comprehensive income. In addition, please discuss in MD&A the significant increase in this line item in the year ended December 31, 2009 versus 2008.

13. Property, plant and equipment, page F-37

5. We note that you wrote-off assets during the years ending December 31, 2008 and December 31, 2009. As such, please provide all the impairment disclosures required by paragraph 130 of IAS 36. Please provide us with your proposed disclosures.

6. Based on the disclosure on page F-38, it appears that you lease your buildings. As such, please disclose the nature of these leases and how you account for them. Please provide us with your proposed disclosures.

22. Inventories, page F-53

7. Please provide all the disclosures required by paragraphs 36-39 of IAS 2.   Please provide us with your proposed disclosures.

32. Obligations under finance leases, page F-58

8. Provide the required disclosures regarding all of your finance and operating leases as required by paragraphs 47-48 and 56-57 of IAS 17. These disclosures should include a general description of the lessor's leasing arrangements. Please provide us with your proposed disclosures.

*   *   *   *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director